SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Infrastructure and Energy Alternatives, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

45686J104
(CUSIP Number)

M III Partners, LP
c/o Mohsin Y. Meghji
130 West 42nd Street, 17th Floor
New York, New York 10036
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 29, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person. M III Sponsor I LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 484,464
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 484,464
11	Aggregate Amount Beneficially Owned by Each Reporting Person 484,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.1%(1)
14	Type of Reporting Person OO - Limited liability company

(1)    Based on 22,252,489 shares of the Issuer’s Common Stock outstanding as of August 14, 2019, plus Common Stock which the Reporting Persons have the right to acquire.

1	Names of Reporting Person. M III Acquisition Partners I LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 484,464
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 484,464
11	Aggregate Amount Beneficially Owned by Each Reporting Person 484,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.1%(1)
14	Type of Reporting Person OO - Limited liability company

(1)    Based on 22,252,489 shares of the Issuer’s Common Stock outstanding as of August 14, 2019, plus Common Stock which the Reporting Persons have the right to acquire.

1	Names of Reporting Person. Mohsin Meghji 2016 Gift Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 305,376
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 305,376
11	Aggregate Amount Beneficially Owned by Each Reporting Person 305,376
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%(1)
14	Type of Reporting Person OO - Trust

(1)    Based on 22,252,489 shares of the Issuer’s Common Stock outstanding as of August 14, 2019, plus Common Stock which the Reporting Persons have the right to acquire.

1	Names of Reporting Person. Mohsin Y. Meghji
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,228,482
	8	Shared Voting Power (see Item 5 below) 789,840
	9	Sole Dispositive Power 1,228,482
	10	Shared Dispositive Power (see Item 5 below) 789,840
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,322
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.8%(1)
14	Type of Reporting Person IN

(1)    Based on 22,252,489 shares of the Issuer’s Common Stock outstanding as of August 14, 2019, plus Common Stock which the Reporting Persons have the right to acquire.

SCHEDULE 13D/A

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on July 22, 2016, as amended by Amendment No. 1 thereto filed on February 28, 2018, Amendment No. 2 thereto filed on March 1, 2018, Amendment No. 3 thereto filed on April 6, 2018, Amendment No. 4 thereto filed on June 8, 2018 and Amendment No. 5 thereto filed on June 3, 2019 (as amended, the “Schedule 13D”).

This Amendment is being filed to report a Voting Agreement (defined below) with respect to securities of Infrastructure and Energy Alternatives, Inc., a Delaware corporation (the “Issuer”), beneficially owned by certain of the Reporting Persons (defined below). The Voting Agreement is not a purchase or sale of securities of the Issuer and has no effect on the overall number of securities of the Issuer beneficially owned by the Reporting Persons. This Amendment also provides other updates since the filing of Amendment No. 5 on June 3, 2019. Information in this Schedule 13D is presented as of October 29, 2019.

As further described in Item 6 below, the Reporting Persons are party to the Voting Agreement. As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the other parties to the Voting Agreement. The Reporting Persons expressly disclaim any membership in a group with the other parties to the Voting Agreement. The Reporting Persons are filing their own Schedule 13D pursuant to Rule 13d-1(k)(2) under the Exchange Act. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any other party to the Voting Agreement, and the Reporting Persons disclaim beneficial ownership over such shares.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of the Issuer, a Delaware corporation, with principal executive offices at 6325 Digital Way, Suite 460, Indianapolis, Indiana 46278.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed jointly by: (i) Mohsin Y. Meghji (the “Principal”), (ii) M III Sponsor I, LLC (“M III Sponsor”) (iii) M III Acquisition Partners I LLC (“M III Acquisition”) and (iv) Mohsin Meghji 2016 Gift Trust (the “Trust”). M III Sponsor, M III Acquisition and the Trust are collectively referred to as the “Reporting Entities.” The Principal and the Reporting Entities are collectively referred to as the “Reporting Persons.”

The Principal is the managing member of M III Acquisition. M III Acquisition is the managing member of M III Sponsor. The spouse of the Principal is the trustee of the Trust.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 4, 2019, a copy of which is incorporated by reference as Exhibit 99.1.

(b) The business address of the Principal is 130 West 42nd Street, 17th Floor, New York, New York 10036. The address of the principal office M III Sponsor, M IIII Acquisition and the Trust are 130 West 42nd Street, 17th Floor, New York, New York 10036.

(c) The Principal’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Principal occupation: Managing Partner
Company: M-III Partners, LP
Principal business: Financial Advisory Services
Address: 130 West 42nd Street, 17th Floor, New York, New York 10036

The principal business of M III Sponsor and M III Acquisition is to act as a sponsor, or manager of a sponsor, of the Issuer. The principal business of the Trust is to hold assets for its beneficiaries.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Principal is a United States citizen. M III Sponsor and M III Acquisition are Delaware limited liability companies. The Trust is a trust formed under the laws of New York.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

The response to Item 6 is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 22,252,489 shares of Common Stock outstanding as of August 14, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and including shares of Common Stock that may be received by the Reporting Persons upon exercise of the Warrants) are as follows:

M III Sponsor I LLC
a)		Amount beneficially owned: 484,464	Percentage: 2.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	484,464
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	484,464

M III Acquisition Partners I LLC
a)		Amount beneficially owned: 484,464	Percentage: 2.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	484,464
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	484,464
Mohsin Meghji 2016 Gift Trust
a)		Amount beneficially owned: 305,376	Percentage: 1.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	305,376
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	305,376
Mohsin Y. Meghji
a)		Amount beneficially owned: 2,018,322	Percentage: 8.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,228,482*
	ii.	Shared power to vote or to direct the vote:	789,840
	iii.	Sole power to dispose or to direct the disposition of:	1,228,482*
	iv.	Shared power to dispose or to direct the disposition of:	789,840
* Includes 769,077 shares of Common Stock in which the Principal has a right to acquire upon exercise of 1,538,154 Warrants.

The Principal may, by reason of his status as the sole managing member of M III Acquisition, which is the sole managing member of M III Sponsor, be deemed to beneficially own the Common Stock held by M III Sponsor. The Principal may, by reason of being the spouse of the trustee of the Trust, be deemed to own beneficially the shares of Common Stock held by the Trust. The Principal disclaims beneficial ownership of the Common Stock held by the Trust, and held by M III Sponsor and M III Acquisition to the extent the Common Stock is held for the benefit of another designee.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs:

Second Amended and Restated Investor Rights Agreement

On August 30, 2019, in connection with the closing of the transactions under the Second Equity Commitment Agreement, dated as of August 13, 2019, by and among the Issuer, Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P., and the other parties thereto, the Issuer entered into an Amended and Restated Investor Rights Agreement (“Second A&R Investor Rights Agreement”), by and among the Issuer, M III Sponsor (and any affiliated transferee), Infrastructure and Energy Alternatives, LLC (“IEA LLC”) (and any affiliated transferee) and Oaktree Power Opportunities Fund III Delaware, L.P. The Second A&R Investor Rights Agreement amended and restated the Amended and Restated Investor Rights Agreement, dated as of May 20, 2019, in order to, among other things, increase the size of the Issuer’s Board of Directors (the “Board”) to ten (10) directors (as a result of Ares Management LLC obtaining the right to designate an additional director to the Board pursuant to the Amended and Restated Series B-1 Certificate and the Series B-2 Certificate).

This description of the Second A&R Investor Rights Agreement is qualified in its entirety by reference to the full text of the Second A&R Investor Rights Agreement, which is filed herewith as Exhibit 10.15, and is incorporated herein by reference.

Voting Agreement

On October 29, 2019, the Issuer entered into a voting agreement (the “Voting Agreement”) by and among the Issuer, the Oaktree Entities, the Reporting Persons and Charles Garner. The Voting Agreement provides that, at any meeting of the Issuer’s shareholders for the purpose of approving the issuance of warrants under the Equity Commitment Agreement, dated October 29, 2019, by and among the Issuer, the Commitment Parties thereto, Oaktree Power Opportunities Fund III Delaware, L.P., IEA LLC, and OT POF IEA Preferred B Aggregator, L.P., and for the conversion of the Issuer’s Series B Preferred Stock (Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock) into shares of the Issuer’s Common Stock, the Oaktree Entities, the Reporting Persons and Charles Garner (each a “Stockholder” and collectively, the “Stockholders”) severally agreed that they will vote in favor of such proposals. Additionally, each Stockholder has covenanted and agreed not to offer or agree to sell or otherwise dispose of or grant a proxy with respect to its voting rights unless such transferee agrees to be bound by the terms of the Voting Agreement. The obligations and restrictions under the voting agreement will automatically terminate on the date on which the shareholder approval of the issuance of warrants and Common Stock upon the convertibility of the Series B Preferred Stock as needed to comply with NASDAQ is obtained. Additionally, the Issuer and the Stockholders have made certain limited covenants, including a covenant by the Stockholders to not dispose of or encumber any shares of Common Stock during this period.

This description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed herewith as Exhibit 10.16, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding Exhibits 10.15 and 10.16, and by amending and restating Exhibit 99.1.

Exhibit 10.15 Second Amended and Restated Investor Rights Agreement, dated as of August 30, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 30, 2019).

Exhibit 10.16 Voting Agreement, dated as of October 29, 2019, by and between Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, OT POF IEA Preferred B Aggregator, L.P., M III Sponsor I LLC, Mohsin Y. Meghji, Mohsin Meghji 2016 Gift Trust and Charles Garner. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 30, 2019).

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2019
M III SPONSOR I LLC By: M III Acquisition Partners I LLC, its Managing Member

	By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji Title: Managing Member

M III ACQUISITION PARTNERS I LLC
	By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Managing Member

Mohsin Meghji 2016 Gift Trust
	By:	/s/ Tasneem Meghji
Name: Tasneem Meghji Title: Trustee

/s/ Mohsin Y. Meghji____
Mohsin Y. Meghji